August 19, 2024

Xi Zeng
Chief Executive Officer
Fangdd Network Group Ltd.
Room 1501, Shangmei Technology Building
No. 15 Dachong Road
Nanshan District, Shenzen, 518072
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Form 20-F for the year ended December 31, 2023
           Filed on April 19, 2024
           File No. 001-39109
Dear Xi Zeng:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F of the year ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to have your auditor (Audit Alliance LLP) remove the language
       in the fourth paragraph which states    and in accordance with auditing
standards generally
       accepted in the United States of America.    Please refer to PCAOB
Auditing Standard
       3101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any
 August 19, 2024
Page 2

other questions.



                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction